UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2025

Commission File Number: 001-42484

ASCENTAGE PHARMA GROUP INTERNATIONAL

(Translation of Registrant’s name into English)

68 Xinqing Road

Suzhou Industrial Park

Suzhou, Jiangsu

China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

On November 3, 2025, Ascentage Pharma Group International (“Ascentage Pharma” or the “Company”) issued two press releases entitled, “Ascentage Pharma to Present Data from Multiple Studies of Olverembatinib, Including the First Dataset from POLARIS-1 Study, at ASH 2025” and “Ascentage Pharma to Present Data from Two Clinical Studies for Bcl-2 Inhibitor Lisaftoclax, Including an Oral Report, at ASH 2025”. A copy of the press releases are furnished as Exhibits 99.1 and 99.2 to this Report. On November 4, 2025, Ascentage Pharma Group International posted an announcement on the Hong Kong Stock Exchange entitled, “Ascentage Pharma to Present Results from Multiple Clinical Studies of olverembatinib, lisaftoclax, APG-5918 at the 2025 American Society of Hematology (ASH) Annual Meeting, one of which have been selected for Oral Reports”. A copy of the announcement is furnished as Exhibit 99.3 to this Report.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
99.1	Press release dated November 3, 2025
99.2	Press release date November 3, 2025
99.3	Announcement dated November 4, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASCENTAGE PHARMA GROUP INTERNATIONAL

Date: November 4, 2025	/s/ Dajun Yang
	Name:	Dajun Yang
	Title:	Chief Executive Officer

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